Exhibit 4.1

                         AMENDMENT TO RIGHTS AGREEMENT



          AMENDMENT, dated as of January 20, 1998, to the Rights Agreement, dated as of July 20, 1988, as amended March 28, 1991, and October 1, 1992, (the "Rights Agreement"), between Crompton & Knowles Corporation, a Massachusetts corporation (the "Company"), and Mellon Bank, N.A., as Rights Agent (the "Rights Agent").

          The Company and the Rights Agent have heretofore executed and entered into the Rights Agreement. Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof. All acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

          In consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

          1. Section 7 (a) (i) shall be deleted in its entirety and replaced with the following:

          (i) the close of business on August 4, 2008 (the "Final Expiration Date")

          2. Section 7(b) shall be deleted in its entirety and replaced with the following:

          (b) The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall initially be $800, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

          3. This Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and for all purposes shall be governed by and construed with the laws of such Commonwealth applicable to contracts to be made and performed entirely within such Commonwealth.

          4. This Amendment to the Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original and all such counterparts shall together constitute but one and the same instrument. Terms not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement.

          5. Except as expressly noted herein, this Amendment to the Rights Agreement shall not be implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

          6. If any term, provision, covenant or restriction of this Amendment to the Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment to the Rights Agreement, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          7. This Amendment and the Rights Agreement constitute the entire agreement among the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to such subject matter.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first written above.

Attest:                                CROMPTON & KNOWLES CORPORATION

By: /s/Elizabeth K. Krumeich           By: /s/Marvin H. Happel

Attest:                                RIGHTS AGENT

By: /s/Lee Tinto, A.V.P.               By: /s/Tracie Vicki